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Exhibit 21.1

The J. Jill Group, Inc.
Listing of Subsidiaries
At December 25, 2004

Name of Subsidiary	State/Other Jurisdiction of Organization
Birch Pond Realty Corporation	Delaware
J.J. Company, Inc.	Massachusetts
J. Jill, GP	Massachusetts
J. Jill Italia S.r.l.	Italy
J. Jill, LLC	New Hampshire

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  Exhibit 21.1
The J. Jill Group, Inc. Listing of Subsidiaries At December 25, 2004